UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2023

FOCUS IMPACT ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-40977	86-2433757
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)
(212) 213-0243
Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	FIACU	The Nasdaq Stock Market LLC
Shares of Class A common stock included as part of the units	FIAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FIACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 29, 2023, Focus Impact Acquisition Corp. (the “Company” or “FIAC”)) held a special meeting of stockholders (the “Extension Meeting”) to amend the Company’s amended and restated certificate of incorporation to (i) extend the date (the “Termination Date”) by which the Company has to consummate a business combination from January 1, 2024 (the “Original Termination Date”) to April 1, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to seven times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors if requested by Focus Impact Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and upon five days’ advance notice prior to the applicable Termination Date, until November 1, 2024, or a total of up to ten months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to such date (such amendment, the “Extension Amendment” and such proposal, the “Extension Amendment Proposal”). The stockholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on December 29, 2023, the Company filed the Extension Amendment with the Secretary of State of Delaware.

The foregoing description is qualified in its entirety by reference to the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 29, 2023, the Company held the Extension Meeting to approve the Extension Amendment Proposal and a proposal to allow the adjournment of the Extension Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extension Meeting, there were insufficient shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) in the capital of the Company represented (either in person or by proxy) at the time of the Extension Meeting to approve the Extension Amendment Proposal or (ii) where the board of directors of the Company has determined it is otherwise necessary (the “Adjournment Proposal”), each as more fully described in the definitive proxy statement filed by the Company with the Securities and Exchange Commission on December 11, 2023, as supplemented (the “Definitive Proxy Statement”). As there were sufficient votes to approve the Extension Amendment Proposal, the Adjournment Proposal was not presented to stockholders.

Holders of 10,771,879 shares of Common Stock held of record as of December 4, 2023, the record date for the Extension Meeting, were present in person or by proxy at the meeting, representing approximately 94.05% of the voting power of the Common Stock as of the record date for the Extension Meeting, and constituting a quorum for the transaction of business.

The voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain
9,095,684	1,676,195	0

In connection with the vote to approve the Extension Amendment Proposal, the holders of 3,985,213 shares of Class A Common Stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.95 per share, for an aggregate redemption amount of approximately $43,638,082.

Item 8.01	Other Events.

As disclosed in the Definitive Proxy Statement, the Sponsor agreed that if the Extension Amendment Proposal was approved and the Extension Amendment became effective it (or one of its affiliates, members or third-party designees) would deposit  into the trust account established in connection with the Company’s initial public offering (the “Trust Account”) the lesser of (a) $120,000 and (b) $0.06 per share of Class A Common Stock not redeemed in connection with the vote to approve the Extension Amendment Proposal. Accordingly, on January 2, 2023, an aggregate amount of $103,054.68 was deposited into the Trust Account.

About Focus Impact Acquisition Corp.

FIAC is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. FIAC is sponsored by Focus Impact Sponsor, LLC. FIAC intends to focus its search on businesses that are, or seek to be positioned as, a “Social-Forward Company,” which are companies that marry operating excellence with the desire to create social good, with the benefit of increasing attention and capital flows to such companies while amplifying their social impact.

On September 13, 2023, FIAC and DevvStream Holdings Inc. (“DevvStream”) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined company (DevvStream) to be listed on the Nasdaq Stock Market under the ticker symbol “DEVS”.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

Disclaimers

Certain statements in this Current Report on Form 8-K (this, “Current Report”) may be considered forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or FIAC’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, FIAC’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FIAC and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against FIAC, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of FIAC and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of FIAC or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that FIAC, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) FIAC’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement and prospectus of FIAC  (the “proxy statement/prospectus”), filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2023, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and FIAC, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of FIAC, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FIAC has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This Current Report is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FIAC or DevvStream and is not intended to form the basis of an investment decision in FIAC or DevvStream. All subsequent written and oral forward-looking statements concerning FIAC and DevvStream, the proposed transaction or other matters and attributable to FIAC and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the Business Combination, FIAC and DevvStream have prepared, and FIAC has filed, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of FIAC to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with FIAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus will contain important information about FIAC, DevvStream and the Business Combination. When available, FIAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that FIAC will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by FIAC or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FIAC and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of FIAC’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FIAC’s stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of FIAC’s securities have changed since the amounts printed in FIAC’s registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of FIAC’s directors and officers in FIAC’s filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of FIAC for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FIAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of FIAC for the Business Combination. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This Current Report is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This Current Report shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of FIAC, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
3.1	Amendment to Amended and Restated Certificate of Incorporation (Extension Amendment).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 5, 2024

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer